Davis Polk & Wardwell

450 Lexington Avenue

New York, N.Y. 10017

212 450 4000

Fax 212 450 3800

March 7, 2007

Re:	Gafisa S.A.
Registration Statement on Form F-1
Filed February 22, 2007

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schoeffler:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 23, 2007 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form F-1 of Gafisa S.A. (the “Company”) filed on February 22, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

Set forth below are responses to the Staff’s comments numbered 1 through 4, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 1 that is being filed today via EDGAR.

General

1.	As previously requested, please submit your responses to the questions discussed in our call on February 20, 2007 on EDGAR. Please also submit all your prior correspondence on EDGAR as well.

The Company has submitted its responses to the questions discussed on the call on February 20, 2007 on EDGAR. The Company has also submitted all its prior correspondence on EDGAR.

Mr. Andrew P. Schoeffler	2	March 7, 2007

Summary Financial and Operating Data, page 8

2.	Please remove the “Gross operating revenue” line item under US GAAP results on page 9. This amount appears to represent real estate development and sales revenues and excludes construction and services revenues. Please also remove this line item from page 39 in the Selected Operating and Financial Data section.

The Company has removed the “Gross operating revenue” line item under US GAAP as requested. Please see pages 9 and 39.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

3.	Please disclose the gross margin percentage by segment for each period presented. Please also revise your discussion of results by segment to explain changes in the gross margin percentage from period to period by segment. For example, the gross margin percentage for the Rio de Janeiro segment decreased from 30% in 2004 to 27% in 2005, and to 20% in 2006. Your discussion of this trend should enable a reader to understand the underlying causes of the decreasing margins.

The Company has disclosed the gross margin percentage by segment for each period presented on page 61. The Company has also revised its discussion of results by segment to explain changes in the gross margin percentage from period to period by segment on pages 61 to 64.

4.	Were you identify more than one factor contributing to a change between periods in net operating revenue, operating costs, gross profit or gross margin percentage, you should quantify each individual factor to the extent practicable.

The Company has quantified each individual factor to the extent practicable where it has identified more than one factor contributing to a change between periods. Please see pages 61 to 63.

Mr. Andrew P. Schoeffler	3	March 7, 2007

We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz